Mail Stop 4561

May 8, 2009

Via U.S. mail and facsimile
Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

Re: Verisk Analytics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 13, 2009
File No. 333-152973

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary Consolidated Financial and Other Data, page 7

1. Please revise to label as pro forma the earnings per share data you present in footnote (2) to your summary consolidated financial and other data.

Market and Industry Data and Forecasts, page 20

2. We note your disclosure that certain data and forecasts used in this prospectus predate the current economic downturn. Certain of the cited reports in your prospectus, such as IDC's report on the growth in the business analytics services market, were prepared in early 2008. You also provide information on spending on professional and business information services in the U.S. from a 2008 report from Veronis Suhler Stevenson, updated from what was a 2006 report. Please supplementally provide us with the relevant portions of this report, consistent with our prior comment 6 from our letter dated September 8, 2008. Please also tell us your views regarding whether information extracted from these or any other reports prepared prior to the current economic downturn provide meaningful and

reliable information to potential investors. Tell us what consideration you have given to including prominent disclosure concerning how economic conditions may affect the usefulness of the cited information, and how those conditions might affect any reports the study authors might prepare in the context of the substantial economic downturn. Tell us whether you are aware of similar market studies that have been prepared by the authors you cite, or others, after September 2008. Also tell us whether the conclusions of any more current reports vary materially from the ones you cite. Finally, tell us what consideration you have given to expanding the market survey information to include industry research reports that were prepared during the economic downturn.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 26

3.   You disclose in your executive compensation section that you use revenue growth and EBITDA margin growth as key indicators of the successful execution of your business strategy. However, in your MD&A you do not appear to provide a discussion of these or other key metrics that your management uses in assessing your performance and that would be material to investors. Please tell us what consideration you have given to expanding the executive summary section of your MD&A to include such a discussion. Please see Section III.A of SEC Release No. 33-8350 for further guidance.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Risk Assessment Results of Operations

Cost of Revenues, page 33

4.   We note your disclosure that the Risk Assessment segment's cost of revenues decreased due to a decrease in salaries and employee benefits costs from a reallocation of resources to selling, general and administrative projects. However, we also note your disclosures on pages 32, 34, and 35 that indicate headcounts impacting consolidated, Risk Assessment, and Decision Analytics SG&A expenses, respectively, remained relatively constant. Please clarify why a reallocation of resources from cost of sales to SG&A projects did not appear to impact the SG&A headcount in either of your segments or on a consolidated basis.

Kenneth E. Thompson
Verisk Analytics, Inc.
May 8, 2009
Page 3

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 43

5.   We remind you of our request to revise, upon determination of your IPO price,
your disclosure to discuss each significant factor contributing to the difference
between the estimated IPO price and the fair value of your common stock
determined as of the date of each grant and equity-related issuance. This
reconciliation should describe significant intervening events within the company
and changes in the specific assumptions used as well as weighting and selection
of valuation methodologies employed that explain the changes in the fair value of
your common stock up to the filing of the registration statement.

Pension and Postretirement, page 45

6.   We note your statement that you base the discount rate for your pension and postretirement plans on "market conditions and other data sources management
considers reasonable based upon the profile of the remaining service life of
eligible employees." Please revise to clarify how recent market conditions
impacted and what other data sources you considered in your selection of the
discount rate at December 31, 2008.

7.   You also indicate that your expected rate of return on plan assets is determined by
taking into consideration your asset allocation, asset return data, historical return
data, and the current economic environment. Please revise to more fully describe
how you determine your estimated long-term rate of return including the time
horizon used, your current investment allocation, and how current market
conditions impacted your assumptions at December 31, 2008.

Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 75

8.   We note your response to our prior comment 3 and your revised disclosure
regarding your executive compensation plan for fiscal 2008. However, how you
determine base salaries is still unclear. Please explain in greater detail the
services that Frederick W. Cook & Co. provided to you during your 2008 review
of the prevailing market level of salaries for comparable positions. Further,
please explain what your assessment of prevailing market compensation practices
for comparable positions entails, and disclose where your base salaries for your
NEOs fall within the broad range of data that you consider in this assessment.
Finally, confirm whether or not you use compensation data about other companies

Kenneth E. Thompson
Verisk Analytics, Inc.
May 8, 2009
Page 4

as a reference point on which—either wholly or in part—to base, justify, or provide a framework for compensation decisions. See Question 118.05 of the Compliance and Disclosure Interpretations of Regulation S-K.

9.   You disclose that your CEO determines base salaries for all NEOs, other than for himself, subject to the approval of the Compensation Committee. Please explain the role that your CEO plays in your annual assessment of prevailing market compensation practices for comparable positions, and discuss the process by which your CEO determines the other NEOs salary levels, and adjustments, from year-to-year.

Annual Cash Incentive Awards, page 75

10.   In your response to our prior comment 4 you state that in describing compensation decisions for 2008 you have taken into account our prior comments to the extent relevant. Similar to your disclosure provided previously, you disclose that at the conclusion of each year, you establish performance goals for the coming year under your STI program. The specified performance goals for your fiscal 2008 compensation, once again, appear to primarily relate to growth in revenues and EBITDA margin. Based on the degree to which these goals were achieved, the aggregate STI pool for all eligible employees is determined. We note that this same process applies for the aggregate LTI pool funding. Accordingly, your revenue and EBITDA margin growth goals appear material to your compensation; yet, these goals are not disclosed, nor is your achievement relative to such goals. These performance targets should be disclosed, unless you can demonstrate to us that disclosure of the particular targets would cause competitive harm. Please advise.

11.   Please also clarify, as part of your year-end analysis, how you determine the level of aggregate STI and LTI pool funding, relative to your achievement of revenue and EBITDA margin growth goals. Within this, please tell us what consideration you gave to disclosing a complete picture of company performance, including minimum, target, and maximum levels of performance goals achieved and how achievement of such objectives resulted in the specific funding levels, if applicable.

Analysis of 2008 Variable Compensation, page 76

12.   In your response to our prior comment 5 you note that your compensation process has changed from that in the previous amendment. We note that you no longer appear to express STI awards as a percentage of base salary. For your NEOs other than CEO Coyne, the STI and LTI awards are based on the subjective evaluation of their individual performance and prevailing market compensation practices. You disclose various factors considered for each NEO, but there does

not appear to be an analysis of how you arrived at their compensation levels awarded, and why you believe the amounts paid are appropriate in light of the various factors you considered. For example, please describe how you decided to award Scott G. Stephenson an STI award of $675,000, up from $600,000 in fiscal 2007, and why such award is appropriate for the continued improvement in the focus on your strategic initiatives and leadership in business development initiatives.

13.   Unlike other NEOs, the STI award for CEO Coyne appears to be based solely on evaluation of company performance, which appears to primarily relate to revenue and EBITDA margin growth goals. Please explain how you decided to award CEO Coyne an STI award of $2.8 million, up from $2.0 million in fiscal 2007, and why you believe that this award is appropriate in light of the degree of achievement of your pre-established performance goals.

14.   Please also explain the relationship, if any, between payouts to each NEO from your STI program versus your LTI program. We note your disclosure that CEO Coyne did not receive any LTI award, but there does not appear to be a discussion for your other NEOs of how compensation decisions regarding one element of incentive compensation impacted levels of compensation derived from other elements.

Executive Compensation and Benefits, page 78

15.   Please revise your summary compensation table to include the 2007 compensation data that was previously provided. See Instruction 1 to the Instructions to Item 402(c) of Regulation S-K. Also, please tell us what consideration you have given to including a discussion of the 2009 compensation to be provided to your named executive officers. See Instruction 2 to the Instructions to Item 402(b) of Regulation S-K.

Insurance Services Office, Inc. Consolidated Financial Statements as of December 31, 2007 and 2008 and for the Years Ended December 31, 2006, 2007, and 2008

Notes to Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies

(j) Stock Based Compensation, page F-15

16.   We note you increased your expected volatility in fiscal 2008, and such expected volatility was based on an average of the historical stock prices of a group of the Company's peers over the most recent period commensurate with the expected term of the stock option award. Please explain to us how averaging the stock

prices of a group of the Company's peers to compute expected volatility complies with paragraph A31 of SFAS 123R. As part of your response, please tell us the peer companies you used and how you considered footnote 60 of SFAS 123R when selecting those peer companies.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

17.   You disclose that immediately prior to the completion of the proposed initial public offering you will undergo a corporate reorganization whereby the Class A and Class B common stock of ISO will be exchanged by the current stockholders for the common stock of Verisk on a one-for-one basis. Please provide your analysis for why you believe this exchange transaction is exempt from regulation. If you are relying on Section 4(2) of the Securities Act, for example, please disclose whether your stockholders are accredited or sophisticated with access to information.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Shannon at (202) 551-3299, or in his absence, Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 450-3800
Richard J. Sandler, Esq.
Davis Polk & Wardwell